UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 14)*

ULTRATECH, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

904034105

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904034105
1.	Names of Reporting Persons Arthur W. Zafiropoulo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,677,689
	6.	Shared Voting Power
	7.	Sole Dispositive Power 1,677,689
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,677,689
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9) 6.8%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

	(a)	Name of Issuer:
Ultratech, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
3050 Zanker Road, San Jose, CA 95134

Item 2.

	(a)	Name of Person Filing:
Arthur W. Zafiropoulo

	(b)	Address of Principal Business Office or, if none, Residence:
c/o Ultratech, Inc., 3050 Zanker Road, San Jose, CA 95134

	(c)	Citizenship:
United States of America

	(d)	Title of Class of Securities:
Common Stock

	(e)	CUSIP Number:
904034105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 1,677,689*

	(b)	Percent of class: 6.8%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 1,677,689*

		(ii)	Shared power to vote or to direct the vote:

		(iii)	Sole power to dispose or to direct the disposition of: 1,677,689*

		(iv)	Shared power to dispose or to direct the disposition of:

*	Includes 513,675 shares held in the name of Arthur W. Zafiropoulo, trustee of the Separate Property Trust, dated July 20, 1998, for the benefit of Arthur W. Zafiropoulo, 100,000 shares held in the name of the Zafiropoulo Family Foundation and 42,706 shares held in the name of Arthur W. Zafiropoulo for the benefit of Arthur W. Zafiropoulo and Lisa Zafiropoulo Joint Account. Also includes 922,308 shares of the Company’s common stock subject to options which are currently exercisable or which will become exercisable within 60 days after December 31, 2010 and 99,000 shares of the Company’s common stock subject to restricted stock units which have been or will be distributed to Arthur W. Zafiropoulo within 60 days after December 31, 2010.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2011
Date

/s/ Arthur W. Zafiropoulo
Signature

Arthur W. Zafiropoulo, Chief Executive Officer
Name/Title